Rule 12g3-2(b) File No. 82-34825

30.05.2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the 'SEC') on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Cenk Göksan
Investor Relations
Senior Vice President

Arbil Öztozlu
Investor Relations
Manager

Enclosures;

1. Annoucement of the promotion of Mr. Hayri Çulhacı to Advisor to the Chairman as Mr. Atıl Özus takes Investor Relations Responsibility.

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

RECEIVED
2008 JUN -5 P 1:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Change in the Organizational Structure

Mr. Hayri Çulhacı promotes to Advisor to the Chairman as Mr. Atıl Özus takes Investor Relations Responsibility

Mr. Hayri Çulhacı will undertake a new role in Akbank as the Advisor to the Chairman as of 29 May 2008. His previous responsibility regarding Investor Relations will now be taken over by our CFO; Mr. Atıl Özus.

Mr. Atıl Özus joined Akbank in November 2000 as Vice President in charge of Financial Control and Risk Management and then was promoted to Senior Vice President. In December 2007, Mr. Özus was appointed as the CFO. Mr. Özus was an Audit Manager at Ernst&Young before joining Akbank. He is a graduate of the Faculty of Business Administration at Bosphorus University.

END